EXHIBIT 21

KENT INTERNATIONAL HOLDINGS, INC.

Subsidiaries

Name of Subsidiary	State of Incorporation

ChinaUSPals.com, Inc.	Nevada

Kent Capital, Inc.	Nevada

Kent Energy Solutions, Inc.	Nevada

Kent Texas Properties, LLC	Texas